

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2017

Via E-mail
Alejandro Vargas
Chief Executive Officer
Puebla Resources Corp.
Apartada Postal 3-3
Pitillal, Jalisco, CP 48290, México

> **Re: Puebla Resources Corp.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed May 3, 2017**
> **File No. 333-216651**

Dear Mr. Vargas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page 28

1.   Please update the financial statements and related disclosures included in your registration statement on Form S-1 as required by Rule 8-08 of Regulation S-X.

Exhibits

2.   Please tell us when you intend to file the legal opinion being provided by Westward Law LLC.

Signatures

3.   Please identify all capacities in which the registration statement is being signed including controller or principal accounting officer.

You may contact Linda Cvrkel, Staff Accountant, at 202 551-3813 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Staff Engineer, at (202) 551-3610 for engineering related questions. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: K. Elisabeth Castro, Esq.